UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

              -----------------------------------------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                             Morgans Hotel Group Co.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                           ---------------------------
                         (Title of Class of Securities)

                                    61748W108
                              ---------------------
                                 (CUSIP Number)

                               Richard J. McCready
                       NorthStar Capital Investment Corp.
                           399 Park Avenue, 18th Floor
                            New York, New York 10022
                            Telephone: (212) 547-2600
                              --------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                  July 19, 2007
                              --------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

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    CUSIP NO. 61748W108                 13D

-----------------------------

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS: NorthStar Capital Investment Corp.
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS: OO
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                   [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Maryland
--------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER:
      NUMBER OF              11,164,698 Shares
       SHARES            -------------------------------------------------------
    BENEFICIALLY         8.  SHARED VOTING POWER:
      OWNED BY               0 Shares
      REPORTING          -------------------------------------------------------
       PERSON            9.  SOLE DISPOSITIVE POWER:
        WITH                 11,164,698 Shares
                         -------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER:
                             0 Shares
---------------------------------------------- ---------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                      11,164,698
     REPORTING PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                           [ ]
     EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    33.8%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: CO

-----------------------------
    CUSIP NO. 61748W108                 13D

-----------------------------

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS: NCIC MHG Subsidiary LLC
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS: OO
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                   [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER:
      NUMBER OF              9,122,521 Shares
       SHARES            -------------------------------------------------------
    BENEFICIALLY         8.  SHARED VOTING POWER:
      OWNED BY               0 Shares
      REPORTING          -------------------------------------------------------
       PERSON            9.  SOLE DISPOSITIVE POWER:
        WITH                 9,122,521 Shares
                         -------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER:
                             0 Shares
---------------------------------------------- ---------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                       9,122,521
     REPORTING PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                           [ ]
     EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    28.5%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: OO

-----------------------------
    CUSIP NO. 61748W108                 13D

-----------------------------

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS: NorthStar Partnership, L.P.
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS: OO
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                   [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER:
      NUMBER OF              2,042,177 Shares
       SHARES            -------------------------------------------------------
    BENEFICIALLY         8.  SHARED VOTING POWER:
      OWNED BY               0 Shares
      REPORTING          -------------------------------------------------------
       PERSON            9.  SOLE DISPOSITIVE POWER:
        WITH                 2,042,177 Shares
                         -------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER:
                             0 Shares
---------------------------------------------- ---------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                       2,042,177
     REPORTING PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                           [ ]
     EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     6.2%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: PN

-----------------------------
    CUSIP NO. 61748W108                 13D

-----------------------------

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS: W. Edward Scheetz
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS: OO/PF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                   [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER:
      NUMBER OF              1,146,868 Shares
       SHARES            -------------------------------------------------------
    BENEFICIALLY         8.  SHARED VOTING POWER:
      OWNED BY               0 Shares
      REPORTING          -------------------------------------------------------
       PERSON            9.  SOLE DISPOSITIVE POWER:
        WITH                 1,146,868 Shares
                         -------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER:
                             0 Shares
---------------------------------------------- ---------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                       1,146,868
     REPORTING PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                           [ ]
     EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     3.5%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: IN

-----------------------------
    CUSIP NO. 61748W108                 13D

-----------------------------

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS: David T. Hamamoto
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS: OO
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                   [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER:
      NUMBER OF              1,048,842 Shares
       SHARES            -------------------------------------------------------
    BENEFICIALLY         8.  SHARED VOTING POWER:
      OWNED BY               0 Shares
      REPORTING          -------------------------------------------------------
       PERSON            9.  SOLE DISPOSITIVE POWER:
        WITH                 1,048,842 Shares
                         -------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER:
                             0 Shares
---------------------------------------------- ---------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                       1,048,842
     REPORTING PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                           [ ]
     EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     3.2%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: IN

         This Amendment No. 1, filed by NorthStar Capital Investment Corp ("NCIC"), NCIC MHG Subsidiary LLC ("NCIC MHG Subsidiary"), NorthStar Partnership, L.P. ("NorthStar LP"), Mr. W. Edward Scheetz and Mr. David T. Hamamoto (each, a "Reporting Person" and collectively, the "Reporting Persons")(1) relates to the common stock, par value $.01 per share (the "Common Stock"), of Morgans Hotel Group Co. (the "Company"), a Delaware corporation, and amends and supplements the Schedule 13D filed by the Reporting Persons on February 27, 2006. Capitalized terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended in its entirety as follows:

         NorthStar LP acquired from the Company an aggregate of 15,694,341 shares of Common Stock in connection with the Company's initial public offering of Common Stock (the "IPO"), which was completed on February 17, 2006. Specifically, NorthStar LP acquired 15,694,341 shares of Common Stock in exchange for an equal number of membership units ("Membership Units") in the operating company of the Company, Morgans Group LLC. This exchange was made pursuant to the terms of the Formation and Structuring Agreement, dated as of October 25, 2005 (the "Formation and Structuring Agreement"), by and among Morgans Group LLC, Morgans Hotel Group LLC ("MHG LLC"), NorthStar LP, NorthStar Hospitality LLC ("NorthStar Hospitality") and other parties thereto. The Formation and Structuring Agreement is included herewith as Exhibit No. 1 and is incorporated herein by reference. NorthStar LP received the Membership Units for no consideration through a distribution from its wholly-owned subsidiary, NorthStar Hospitality, which received the Membership Units for no consideration through a distribution of its pro rata share of the Membership Units held by its majority-owned subsidiary, Residual Hotel Interest LLC (formerly MHG LLC), as a result of transactions (the "Formation and Structuring Transactions") described under the caption "Formation and Structuring Transactions" in the Company's final prospectus dated February 13, 2006 (File No. 333-129277, the "Final Prospectus").

         Of the 15,694,341 shares of Common Stock that NorthStar LP received in the IPO, NorthStar LP distributed all but 2,000,000 shares of Common Stock to its partners in accordance with their partnership interests in NorthStar LP. NCIC, as the general partner of NorthStar LP, received 10,035,856 shares of Common Stock in that distribution which it in turn contributed to NCIC MHG Subsidiary for no consideration. Pursuant to the underwriting agreement for the IPO (included herewith as Exhibit No. 2), NCIC MHG Subsidiary in turn sold 1,871,158 of such shares of Common Stock in the IPO as a selling stockholder. Messrs. Scheetz and Hamamoto, as limited partners of NorthStar LP, each received 904,270 shares of Common Stock from NorthStar LP in that distribution and each sold 167,928 in the IPO as selling

-------------------
(1) Neither the present filing nor anything contained herein shall be construed as an admission that NCIC, NCIC MHG Subsidiary or NorthStar LP constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

stockholders pursuant to the underwriting agreement for the IPO. Mr. Scheetz contributed the shares of Common Stock he received to WES Holdings LLC, of which he is the managing member, for no consideration, and Mr. Hamamoto contributed the shares of Common Stock he received to DTH Holdings LLC, of which he is the managing member, for no consideration.

         In the Formation and Structuring Transactions, Residual Hotel Interest LLC received and has thereafter held 1,000,000 Membership Units. By their terms, on February 17, 2007, each of those Membership Units became redeemable at the election of the holder for one share of Common Stock or, at the election of the Company in its capacity as managing member of Morgans Group LLC, cash equal to the fair market value of one share of Common Stock. As a result, (i) NorthStar LP, as managing member of NorthStar Hospitality, which is managing member of Residual Hotel Interest LLC, may be deemed to beneficially own the 1,000,000 shares of Common Stock that may be issued in redemption of the Membership Units,
(ii) NCIC, as general partner of NorthStar LP, may be deemed to beneficially own the 1,000,000 shares of Common Stock that may be issued in redemption of the Membership Units, and (iii) Messrs. Scheetz and Hamamoto, as Co-Chief Executive Officers of NCIC, may be deemed to beneficially own the 1,000,000 shares of Common Stock that may be issued in redemption of the Membership Units. Messrs. Scheetz and Hamamoto disclaim beneficial ownership of the shares of Common Stock that may be issued in redemption of the Membership Units. As described in the Forms 4/A filed by Messrs. Scheetz and Hamamoto on July 12, 2007, Messrs. Scheetz and Hamamoto have an indirect economic interest in the Membership Units, but such units are not subject to their investment control. Any decisions to sell the Membership Units are made by the board of directors of NCIC upon the recommendation of a committee of directors not affiliated with management of NCIC. Messrs. Scheetz and Hamamoto are not members of that committee.

         On July 9, 2007, NorthStar LP transferred 957,823 shares of Common Stock to its general partner, NCIC, for no consideration as a distribution. NCIC in turn contributed those shares to NCIC MHG Subsidiary, its wholly-owned subsidiary for no consideration.

         In addition to the distribution of shares of Common Stock received by Mr. Scheetz as described above, Mr. Scheetz directly beneficially owns 83,358 shares of Common Stock purchased in open market transactions as follows(2):

     -------------------------- ----------------------- -------------------
     Shares                     Price                   Date
     -------------------------- ----------------------- -------------------
     11,500                     $19.8967                3/1/06
     -------------------------- ----------------------- -------------------
     7,050                      $13.5968                11/14/06
     -------------------------- ----------------------- -------------------
     7,408                      $13.9972                11/15/06
     -------------------------- ----------------------- -------------------
     18,800                     $14.2969                11/16/06
     -------------------------- ----------------------- -------------------
     13,000                     $14.3077                11/17/06
     -------------------------- ----------------------- -------------------
-------------------
(2) Purchases on June 18, 2007 and July 16, 2007 represent shares of Common Stock purchased in open market transactions pursuant to a Rule 10b5-1 trading plan adopted by Mr. Scheetz on May 18, 2007.

     -------------------------- ----------------------- -------------------
     Shares                     Price                   Date
     -------------------------- ----------------------- -------------------
     4,200                      $23.75                  5/10/07
     -------------------------- ----------------------- -------------------
     1,500                      $23.74                  5/10/07
     -------------------------- ----------------------- -------------------
     1,300                      $23.73                  5/10/07
     -------------------------- ----------------------- -------------------
     1,000                      $23.66                  5/10/07
     -------------------------- ----------------------- -------------------
     1,000                      $23.64                  5/10/07
     -------------------------- ----------------------- -------------------
     1,000                      $23.61                  5/10/07
     -------------------------- ----------------------- -------------------
     500                        $24.40                  5/15/07
     -------------------------- ----------------------- -------------------
     500                        $24.44                  5/15/07
     -------------------------- ----------------------- -------------------
     500                        $24.48                  5/15/07
     -------------------------- ----------------------- -------------------
     800                        $24.49                  5/15/07
     -------------------------- ----------------------- -------------------
     700                        $24.50                  5/15/07
     -------------------------- ----------------------- -------------------
     100                        $23.88                  5/16/07
     -------------------------- ----------------------- -------------------
     500                        $23.90                  5/16/07
     -------------------------- ----------------------- -------------------
     234                        $24.26                  6/18/07
     -------------------------- ----------------------- -------------------
     293                        $24.27                  6/18/07
     -------------------------- ----------------------- -------------------
     100                        $24.28                  6/18/07
     -------------------------- ----------------------- -------------------
     400                        $24.29                  6/18/07
     -------------------------- ----------------------- -------------------
     600                        $24.31                  6/18/07
     -------------------------- ----------------------- -------------------
     200                        $24.32                  6/18/07
     -------------------------- ----------------------- -------------------
     173                        $24.33                  6/18/07
     -------------------------- ----------------------- -------------------
     500                        $24.35                  6/18/07
     -------------------------- ----------------------- -------------------
     1000                       $24.36                  6/18/07
     -------------------------- ----------------------- -------------------
     600                        $24.37                  6/18/07
     -------------------------- ----------------------- -------------------
     300                        $24.39                  6/18/07
     -------------------------- ----------------------- -------------------

     -------------------------- ----------------------- -------------------
     Shares                     Price                   Date
     -------------------------- ----------------------- -------------------
     200                        $24.41                  6/18/07
     -------------------------- ----------------------- -------------------
     100                        $24.42                  6/18/07
     -------------------------- ----------------------- -------------------
     100                        $24.44                  6/18/07
     -------------------------- ----------------------- -------------------
     120                        $24.45                  6/18/07
     -------------------------- ----------------------- -------------------
     80                         $24.47                  6/18/07
     -------------------------- ----------------------- -------------------
     100                        $24.52                  6/18/07
     -------------------------- ----------------------- -------------------
     400                        $24.54                  6/18/07
     -------------------------- ----------------------- -------------------
     500                        $24.55                  6/18/07
     -------------------------- ----------------------- -------------------
     100                        $23.29                  7/16/07
     -------------------------- ----------------------- -------------------
     100                        $23.31                  7/16/07
     -------------------------- ----------------------- -------------------
     100                        $23.36                  7/16/07
     -------------------------- ----------------------- -------------------
     400                        $23.37                  7/16/07
     -------------------------- ----------------------- -------------------
     400                        $23.38                  7/16/07
     -------------------------- ----------------------- -------------------
     300                        $23.39                  7/16/07
     -------------------------- ----------------------- -------------------
     400                        $23.40                  7/16/07
     -------------------------- ----------------------- -------------------
     300                        $23.41                  7/16/07
     -------------------------- ----------------------- -------------------
     200                        $23.48                  7/16/07
     -------------------------- ----------------------- -------------------
     200                        $23.49                  7/16/07
     -------------------------- ----------------------- -------------------
     500                        $23.50                  7/16/07
     -------------------------- ----------------------- -------------------
     100                        $23.51                  7/16/07
     -------------------------- ----------------------- -------------------
     100                        $23.52                  7/16/07
     -------------------------- ----------------------- -------------------
     400                        $23.53                  7/16/07
     -------------------------- ----------------------- -------------------
     700                        $23.54                  7/16/07
     -------------------------- ----------------------- -------------------
     100                        $23.55                  7/16/07
     -------------------------- ----------------------- -------------------

     -------------------------- ----------------------- -------------------
     Shares                     Price                   Date
     -------------------------- ----------------------- -------------------
     500                        $23.56                  7/16/07
     -------------------------- ----------------------- -------------------
     200                        $23.57                  7/16/07
     -------------------------- ----------------------- -------------------
     200                        $23.58                  7/16/07
     -------------------------- ----------------------- -------------------
     200                        $23.59                  7/16/07
     -------------------------- ----------------------- -------------------
     100                        $23.61                  7/16/07
     -------------------------- ----------------------- -------------------
     100                        $23.63                  7/16/07
     -------------------------- ----------------------- -------------------
     100                        $23.64                  7/16/07
     -------------------------- ----------------------- -------------------
     100                        $23.70                  7/16/07
     -------------------------- ----------------------- -------------------
     100                        $23.71                  7/16/07
     -------------------------- ----------------------- -------------------

         Each of Mr. Scheetz and Mr. Hamamoto also beneficially owns 150,000 vested stock options and 162,500 vested LTIP units convertible into Common Stock.

         Also, Mr. Scheetz may be deemed to beneficially own (i) 4,668 shares of Common Stock purchased in the IPO by two trusts for the benefit of Mr. Scheetz's two minor children, and (ii) 10,000 shares of Common Stock purchased in the IPO by Mr. Scheetz's spouse. These purchases were made from personal funds.

         As a result of the transactions described above, as of July 18, 2007:

         o NCIC, (i) as the managing member of NCIC MHG Subsidiary LLC, beneficially owned 9,122,521 shares of Common Stock through NCIC MHG Subsidiary, which acquired such shares of Common Stock as described above, and (ii) as the general partner of NorthStar LP, may be deemed to beneficially own 2,042,177 shares of Common Stock through NorthStar LP (consisting of 1,042,177 shares owned directly by NorthStar LP and 1,000,000 shares beneficially owned as the managing member of NorthStar Hospitality, which is the managing member of Residual Hotel Interest LLC, its majority-owned subsidiary), each of which acquired such shares of Common Stock or Membership Units as described above;

         o NCIC MHG Subsidiary beneficially owned 9,122,521 shares of Common Stock, which it acquired as described above; and

         o NorthStar LP (i) beneficially owned 1,042,177 shares of Common Stock, which it acquired as described above, and (ii) as the managing member of NorthStar Hospitality, may be deemed to beneficially own 1,000,000 shares of Common Stock, through the 1,000,000 Membership Units owned by Residual Hotel Interest LLC, its majority-owned subsidiary, which it acquired as described above.

         Messrs. Scheetz and Hamamoto disclaim beneficial ownership of the shares of Common Stock held by NCIC MHG Subsidiary and NorthStar LP and of the shares of Common Stock that may be issued in redemption of the Membership Units held by Residual Hotel Interest LLC. As described in the Forms 4/A filed by Messrs. Scheetz and Hamamoto on July 12, 2007, Messrs. Scheetz and Hamamoto have an indirect economic interest in the shares of Common Stock held by NCIC MHG Subsidiary and NorthStar LP and of the shares of Common Stock that may be issued in redemption of the Membership Units held by Residual Hotel Interest LLC, but such shares and units are not subject to their investment control. Any decisions to sell the shares and units are made by the board of directors of NCIC upon the recommendation of a committee of directors not affiliated with management of NCIC. Messrs. Scheetz and Hamamoto are not members of that committee.

         None of the persons listed on Schedule I hereto has contributed any funds or other consideration towards the acquisition of the Common Stock, except insofar as they may be general or limited partners of, or own membership interests in, certain of the Reporting Persons and have made capital contributions to such Reporting Persons, as the case may be.

ITEM 4.  PURPOSE OF TRANSACTIONS

         Item 4 is hereby amended in its entirety as follows:

         Except for the 83,358 shares of Common Stock purchased by Mr. Scheetz in the open market subsequent to the IPO, each of the Reporting Persons acquired shares of Common Stock in connection with the Company's IPO for investment purposes or in the ordinary course of business.

         As of the date of this statement, none of the Reporting Persons, or to the knowledge and belief of the Reporting Persons, any of the persons listed on
Schedule I hereto, has any present plan or proposals which would relate to or would result in any transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, other than:

         On June 27, 2007, NCIC exercised its rights under the Registration Rights Agreement included herewith as Exhibit No. 9 to register for resale the shares of Common Stock owned by NCIC and NorthStar LP. On June 28, 2007, the Company filed a Registration Statement on Form S-3 with respect to certain securities and available for use by NCIC and NorthStar LP for their shares of Common Stock. Pursuant to that Registration Statement, on July 11, 2007, the Company filed a prospectus supplement contemplating an underwritten public offering of 14,000,000 shares of Common Stock, including 9,122,521 shares held directly by NCIC MHG Subsidiary and 1,042,177 shares held directly by NorthStar LP. On July 19, 2007 the Company issued a free writing prospectus amending that prospectus supplement and contemplating an underwritten public offering of 12,210,840 shares of Common Stock, including 8,250,706 shares held directly by NCIC MHG Subsidiary and 126,970 shares held directly by NorthStar LP.

         On July 19, 2007, the shareholders of NCIC approved a plan of liquidation contemplating the sale, transfer or other disposition of the assets of NCIC, including the shares of Common Stock.

         On July 19, 2007, NCIC MHG Subsidiary and NorthStar LP entered into an Underwriting Agreement (the "Underwriting Agreement") with the Company, the other selling stockholder named therein and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated as representatives of the underwriters. Pursuant to the Underwriting Agreement, (i) NCIC MHG Subsidiary has agreed to sell 8,250,706 shares of Common Stock to the underwriters named therein at a per share price of $21.5157 per share (for aggregate proceeds of approximately $177.5 million) and (ii) NorthStar LP has agreed to sell 126,970 shares of Common Stock to the underwriters named therein at a per share price of $21.5157 per share (for aggregate proceeds of approximately $2.7 million). The closing of the offering is scheduled for July 25, 2007. In connection with the offering, certain of the Reporting Persons have agreed that, during the period between July 19, 2007 and October 17, 2007, subject to certain exceptions (including an exception for a private sale to a party agreeing to be bound to the lock-up for its remaining term), they will not, without prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, offer, sell or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock. The full text of the lock-up agreement, including the exceptions thereto, is attached as an Exhibit to the Underwriting Agreement. The transactions pursuant to the Underwriting Agreement are subject to customary conditions, thus there can be no assurance that the transactions will be completed as contemplated or that the Reporting Persons will sell any or all of their shares of Common Stock.

         On July 20, 2007, NCIC and NorthStar LP entered into an Agreement and Plan of Merger with Messrs. Hamamoto and Scheetz contemplating the merger of an entity controlled by Messrs. Hamamoto and Scheetz into NCIC and the merger of an entity controlled by Messrs. Hamamoto and Scheetz into NorthStar LP.

         Whether or not the underwritten offering described above is consummated, each of the Reporting Persons expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) may purchase additional shares of Common Stock or other securities of the Company or may sell or transfer shares of Common Stock beneficially owned by them from time to time in public or private transactions, including pursuant to the registration statement referred to above, and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and/or may cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, shares of Common Stock or other securities. With respect to NCIC, any of such sales, transfers or other distributions may occur pursuant to its plan of liquidation. Any such transactions may be effected at any time or from time to time subject to (i) the restrictions contained in the Registration Rights Agreement (described in Item 6 below) and (ii) any applicable limitations imposed on the sale of any of their Company securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") or other applicable law. To the knowledge of each Reporting Person, each of the persons listed on
Schedule I hereto may make similar evaluations from time to time or on an ongoing basis and reserves the same rights.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Based on information provided to the Reporting Persons by the Company, there were 32,003,121 shares of Common Stock outstanding as of the close of business on July 9, 2007.

         As of July 18, 2007, NCIC may be deemed to beneficially own an aggregate of 11,164,698 shares of Common Stock, representing in the aggregate approximately 33.8% of the outstanding shares of Common Stock. Of the 11,164,698 shares of Common Stock, (i) 9,122,521 shares of Common Stock are beneficially owned by NCIC through its wholly-owned subsidiary, NCIC MHG Subsidiary, and (ii) 2,042,177 shares of Common Stock may be deemed to be beneficially owned by NCIC through its majority-owned subsidiary, NorthStar LP.

         As of July 18, 2007, NCIC MHG Subsidiary beneficially owned 9,122,521 shares of Common Stock, representing in the aggregate approximately 28.5% of the outstanding shares of Common Stock.

         As of July 18, 2007, NorthStar LP may be deemed to beneficially own 2,042,177 shares of Common Stock, representing in the aggregate approximately 6.2% of the outstanding shares of Common Stock.

         As of July 18, 2007, Mr. Scheetz beneficially owned an aggregate of 1,146,868 shares of Common Stock, representing in the aggregate approximately 3.5% of the outstanding shares of Common Stock. Of the 1,146,868 shares of Common Stock beneficially owned by Mr. Scheetz, 4,668 shares of Common Stock are indirectly beneficially owned by Mr. Scheetz through two trusts which directly own such shares of Common Stock for the benefit of Mr. Scheetz's two minor children, 10,000 shares of Common Stock are indirectly beneficially owned by Mr. Scheetz through his spouse who directly beneficially owns such shares of Common Stock, 83,358 shares of Common Stock represent Mr. Scheetz's direct beneficial ownership of 83,358 shares of Common Stock purchased by Mr. Scheetz in the open market subsequent to the IPO, 312,500 shares of Common Stock represent Mr. Scheetz's beneficial ownership of 150,000 vested stock options and 162,500 LTIP units convertible into Common Stock, and 736,342 shares of Common Stock are indirectly beneficially owned by Mr. Scheetz through WES Holdings LLC.

         As of July 18, 2007, Mr. Hamamoto beneficially owned an aggregate of 1,048,842 shares of Common Stock, representing in the aggregate approximately 3.2% of the outstanding shares of Common Stock. Of the 1,048,842 shares of Common Stock beneficially owned by Mr. Hamamoto, 312,500 shares of Common Stock represent Mr. Hamamoto's beneficial ownership of 150,000 vested stock options and 162,500 LTIP units convertible into Common Stock, and 736,342 shares of Common Stock are indirectly beneficially owned by Mr. Hamamoto through DTH Holdings LLC.

         None of the shares of Common Stock reported in rows (11) and (13) of the cover pages to this Schedule 13D are shares as to which there is a right to acquire exercisable within 60 days, except as set forth in the previous two paragraphs with respect to that portion of the stock options and LTIP units that vest in the next 60 days.

         None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, beneficially owned any shares of Common Stock as of July 18, 2007, other than as set forth herein.

         (b) Rows (7) through (10) of the cover pages to this Schedule 13D set forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition and (ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. Each Reporting Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Reporting Person.

         (c) Except for the open market purchases by Mr. Scheetz set forth below, no transactions in the Common Stock were effected by the Reporting Persons, or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I hereto during the 60 days prior to and including July 18, 2007(3).

                               Edward Scheetz

     -------------------------- ----------------------- -------------------
     Shares                     Price                   Date
     -------------------------- ----------------------- -------------------
     234                        $24.26                  6/18/07
     -------------------------- ----------------------- -------------------
     293                        $24.27                  6/18/07
     -------------------------- ----------------------- -------------------
     100                        $24.28                  6/18/07
     -------------------------- ----------------------- -------------------
     400                        $24.29                  6/18/07
     -------------------------- ----------------------- -------------------
     600                        $24.31                  6/18/07
     -------------------------- ----------------------- -------------------
     200                        $24.32                  6/18/07
     -------------------------- ----------------------- -------------------
     173                        $24.33                  6/18/07
     -------------------------- ----------------------- -------------------
     500                        $24.35                  6/18/07
     -------------------------- ----------------------- -------------------
     1000                       $24.36                  6/18/07
     -------------------------- ----------------------- -------------------
     600                        $24.37                  6/18/07
     -------------------------- ----------------------- -------------------
     300                        $24.39                  6/18/07
     -------------------------- ----------------------- -------------------
-------------------
(3) Represents shares of Common Stock purchased in an open market transaction pursuant to a Rule 10b5-1 trading plan adopted by Mr. Scheetz on May 18, 2007.

     -------------------------- ----------------------- -------------------
     Shares                     Price                   Date
     -------------------------- ----------------------- -------------------
     200                        $24.41                  6/18/07
     -------------------------- ----------------------- -------------------
     100                        $24.42                  6/18/07
     -------------------------- ----------------------- -------------------
     100                        $24.44                  6/18/07
     -------------------------- ----------------------- -------------------
     120                        $24.45                  6/18/07
     -------------------------- ----------------------- -------------------
     80                         $24.47                  6/18/07
     -------------------------- ----------------------- -------------------
     100                        $24.52                  6/18/07
     -------------------------- ----------------------- -------------------
     400                        $24.54                  6/18/07
     -------------------------- ----------------------- -------------------
     500                        $24.55                  6/18/07
     -------------------------- ----------------------- -------------------
     100                        $23.29                  7/16/07
     -------------------------- ----------------------- -------------------
     100                        $23.31                  7/16/07
     -------------------------- ----------------------- -------------------
     100                        $23.36                  7/16/07
     -------------------------- ----------------------- -------------------
     400                        $23.37                  7/16/07
     -------------------------- ----------------------- -------------------
     400                        $23.38                  7/16/07
     -------------------------- ----------------------- -------------------
     300                        $23.39                  7/16/07
     -------------------------- ----------------------- -------------------
     400                        $23.40                  7/16/07
     -------------------------- ----------------------- -------------------
     300                        $23.41                  7/16/07
     -------------------------- ----------------------- -------------------
     200                        $23.48                  7/16/07
     -------------------------- ----------------------- -------------------
     200                        $23.49                  7/16/07
     -------------------------- ----------------------- -------------------
     500                        $23.50                  7/16/07
     -------------------------- ----------------------- -------------------
     100                        $23.51                  7/16/07
     -------------------------- ----------------------- -------------------
     100                        $23.52                  7/16/07
     -------------------------- ----------------------- -------------------
     400                        $23.53                  7/16/07
     -------------------------- ----------------------- -------------------
     700                        $23.54                  7/16/07
     -------------------------- ----------------------- -------------------
     100                        $23.55                  7/16/07
     -------------------------- ----------------------- -------------------

     -------------------------- ----------------------- -------------------
     Shares                     Price                   Date
     -------------------------- ----------------------- -------------------
     500                        $23.56                  7/16/07
     -------------------------- ----------------------- -------------------
     200                        $23.57                  7/16/07
     -------------------------- ----------------------- -------------------
     200                        $23.58                  7/16/07
     -------------------------- ----------------------- -------------------
     200                        $23.59                  7/16/07
     -------------------------- ----------------------- -------------------
     100                        $23.61                  7/16/07
     -------------------------- ----------------------- -------------------
     100                        $23.63                  7/16/07
     -------------------------- ----------------------- -------------------
     100                        $23.64                  7/16/07
     -------------------------- ----------------------- -------------------
     100                        $23.70                  7/16/07
     -------------------------- ----------------------- -------------------
     100                        $23.71                  7/16/07
     -------------------------- ----------------------- -------------------


         (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Reporting Person.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended by inserting the following at the end thereof:

         On July 20, 2007, NCIC and NorthStar LP entered into an Agreement and Plan of Merger with Messrs. Hamamoto and Scheetz contemplating the merger of an entity controlled by Messrs. Hamamoto and Scheetz into NCIC and the merger of an entity controlled by Messrs. Hamamoto and Scheetz into NorthStar LP.

         On July 19, 2007, NCIC MHG Subsidiary and NorthStar LP entered into the Underwriting Agreement with the Company, the other selling stockholder named therein and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, as representatives of the underwriters. Pursuant to the Underwriting Agreement, (i) NCIC MHG Subsidiary has agreed to sell 8,250,706 shares of Common Stock to the underwriters named therein at a per share price of $21.5157 per share (for aggregate proceeds of approximately $177.5 million) and
(ii) NorthStar LP has agreed to sell 126,970 shares of Common Stock to the underwriters named therein at a per share price of $21.5157 per share (for aggregate proceeds of approximately $2.7 million). The closing of the offering is scheduled for July 25, 2007. In connection with the offering, certain of the Reporting Persons have agreed that, during the period between July 19, 2007 and October 17, 2007, subject to certain exceptions (including an exception for a private sale to a party agreeing to be bound to the lock-up for its remaining term), they will not, without prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, offer, sell or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock. The full text of the lock-up agreement, including the exceptions thereto, is attached as an Exhibit to the Underwriting Agreement.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended by inserting the following at the end thereof:

   Exhibit                           Description
------------- ------------------------------------------------------------------
     16. Agreement and Plan of Merger, dated as of July 20, 2007, by and among W. Edward Scheetz, David T. Hamamoto, NorthStar Capital Investment Corp. and NorthStar Partnership, L.P.

     17. Underwriting Agreement, dated as of July 19, 2007, by and among Morgans Hotel Group Co., the selling stockholders named in
              Schedule II thereto (including NCIC MHG Subsidiary and NorthStar
              LP) and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, as representatives of the several underwriters named in Schedule I thereto.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        Dated: July 23, 2007

NORTHSTAR CAPITAL INVESTMENT CORP.


By:   /s/ Richard J. McCready
     ---------------------------------------
Name:  Richard J. McCready
Title: Chief Operating Officer and Secretary

NCIC MHG SUBSIDIARY LLC

By:  NorthStar Capital Investment Corp.,
         Its Managing Member


By:   /s/ Richard J. McCready
     ---------------------------------------
Name:  Richard J. McCready
Title:  Chief Operating Officer and Secretary

NORTHSTAR PARTNERSHIP, L.P.

By:  NorthStar Capital Investment Corp.,
         Its General Partner


By:   /s/  Richard J. McCready
     ---------------------------------------
Name:  Richard J. McCready
Title:  Chief Operating Officer and Secretary



  /s/ W. Edward Scheetz
--------------------------------------------
W. Edward Scheetz



  /s/ David T. Hamamoto
--------------------------------------------
David T. Hamamoto

                                  EXHIBIT INDEX

   Exhibit                           Description
------------- ------------------------------------------------------------------

     1. Formation and Structuring Agreement, dated as of October 25, 2006, by and among Morgans Group LLC, Morgans Hotel Group LLC, NorthStar Hospitality LLC, NorthStar Partnership, L.P. and RSA Associates, L.P. (incorporated by reference to Exhibit 10.4 to the registration statement on Form S-1 (File No. 333-129277) filed by the Company)).

     2. Underwriting Agreement, dated as of February 13, 2006, by and among Morgans Hotel Group Co., Morgans Group LLC, Morgans Hotel Group LLC and Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I thereto, and the selling stockholders named in Schedule II thereto (previously filed).

     3. Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and NorthStar Capital Investment Corp. (previously filed).

     4. Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and NCIC MHG Subsidiary LLC (previously filed).

     5. Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and NorthStar Partnership, L.P. (previously filed).

     6. Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and Mr. W. Edward Scheetz (previously filed).

     7. Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and Mr. David T. Hamamoto (previously filed).

     8. Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and Mr. Richard J. McCready (previously filed).

     9. Registration Rights Agreement, dated as of February 17, 2006, by and between Morgans Hotel Group Co. and NorthStar Partnership, L.P. (previously filed).

     10. Joint Filing Agreement, dated as of February 22, 2006, by and among NorthStar Capital Investment Corp., NCIC MHG Subsidiary LLC, NorthStar Partnership, L.P., Mr. W. Edward Scheetz and Mr. David
              T. Hamamoto (previously filed).

     11. Power of Attorney, dated February 22, 2006, relating to NorthStar Capital Investment Corp. (previously filed)

     12. Power of Attorney, dated February 22, 2006, relating to NorthStar Partnership, L.P. (previously filed)

     13. Power of Attorney, dated February 22, 2006, relating to NCIC MHG Subsidiary LLC (previously filed).

     14. Power of Attorney, dated February 22, 2006, relating to Mr. W. Edward Scheetz (previously filed).

     15.      Power of Attorney, dated February 22, 2006, relating to Mr. David
              T. Hamamoto (previously filed).

     16. Agreement and Plan of Merger, dated as of July 20, 2007, by and among Edward Scheetz, David T. Hamamoto, NorthStar Capital Investment Corp. and NorthStar Partnership, L.P.

     17. Underwriting Agreement, dated as of July 19, 2007, by and among Morgans Hotel Group Co., the selling stockholders named in
              Schedule II thereto (including NCIC MHG Subsidiary and NorthStar
              LP), and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, as representatives of the several underwriters named in Schedule I thereto.